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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quotesmith.com, Inc. (Name of Issuer)
Common Stock, par value $0.003 per share (Title of Class of Securities)
749117 10 7 (CUSIP Number)

Robert S. Bland
8205 South Cass Avenue
Suite 102
Darien, Illinois 60561
(630) 515-0170

with a copy to:

David J. Kaufman, Esq.
Duane Morris LLP
227 West Monroe Street
Suite 3400
Chicago, Illinois 60606
(312) 499-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 1, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☒

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            749117 10 7

1.	NAME OF REPORTING PERSON Robert S. Bland

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF; PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares		7.	SOLE VOTING POWER 2,356,445(1)
Beneficially
Owned by Each		8.	SHARED VOTING POWER 3,084,136
Reporting
Person With		9.	SOLE DISPOSITIVE POWER 2,356,445(1)

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,356,445(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%

14.	TYPE OF REPORTING PERSON IN

(1)
See Items 4, 5 and 6.

CUSIP No.            749117 10 7

1.	NAME OF REPORTING PERSON Maureen A. Bland

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF; PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares		7.	SOLE VOTING POWER 2,356,445(1)
Beneficially
Owned by Each		8.	SHARED VOTING POWER 3,084,136
Reporting
Person With		9.	SOLE DISPOSITIVE POWER 2,356,445(1)

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,356,445(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%

14.	TYPE OF REPORTING PERSON IN

(1)
See Items 4, 5 and 6.

CUSIP No.            749117 10 7

1.	NAME OF REPORTING PERSON Southcote Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF; PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares		7.	SOLE VOTING POWER 2,356,445(1)
Beneficially
Owned by Each		8.	SHARED VOTING POWER 3,084,136
Reporting
Person With		9.	SOLE DISPOSITIVE POWER 2,356,445(1)

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,356,445(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.3%

14.	TYPE OF REPORTING PERSON PN

(1)
See Items 4, 5 and 6.

ITEM 1. Security and Issuer.

        This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.003 per share (the "Common Stock"), of Quotesmith.com, Inc., a Delaware corporation ("Quotesmith"). The principal executive offices of Quotesmith are located at 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561.

ITEM 2. Identity and Background.

        This Statement is filed by Robert S. Bland ("Bland") and Maureen A. Bland as tenants in common own 2,356,445 shares of Common Stock (the "Shares") and Southcote Partners, L.P., a Delaware limited partnership, whose sole general partners are Mr. and Mrs. Bland, who own 2,356,445 shares (each, a "Holder" and collectively, the "Holders").

        The principal business of Mr. Bland is serving as Chief Executive Officer of Quotesmith.com, Inc. Mrs. Bland is a homemaker. Southcote Partners, L.P. is a holding company for the Shares. The principal business and principal office for each Holder is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561. Each of Mr. and Mrs. Bland are U.S. citizens. Southcote is a Delaware limited partnership.

        During the past five years, no Holder has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

        The Holders have owned the Shares since the formation of Quotesmith.com and have used their personal funds to acquire the Shares at that time. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4. Purpose of Transaction.

        The information contained in Item 6 of this Statement is hereby incorporated by reference herein.

        The Holders acquired the Shares upon the formation of Quotesmith. As such, the Holders acquired the Shares for investment purposes. Consistent with such purpose and in Bland's capacity as an officer and director he has had, and will have in the future, in the ordinary course of his business, discussions with the management of Quotesmith and may make suggestions concerning Quotesmith's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as he may deem relevant to its investment in Quotesmith.

        Upon the closing of the purchase of their shares pursuant to the Stock Purchase Agreement by and between Quotesmith and Zions Bancorporation ("Zions") dated March 1, 2004 (the "Stock Purchase Agreement"), Zions will acquire 2,363,636 shares of Common Stock, representing approximately 32.3%(1) of the issued and outstanding Common Stock. In addition, pursuant to the terms and conditions set forth in the Investor Rights Agreement, described below, so long as Zions(2) holds at least 40% of the shares of Common Stock purchased by it pursuant to the Stock Purchase Agreement, each of Quotesmith, Bland, William V. Thoms, Executive Vice President, Chief Operating Officer and Director of Quotesmith ("Thoms") and Zions have agreed (1) that the number of directors on the Board of Directors of Quotesmith shall be fixed at 7 and (2) Zions shall be entitled to nominate or appoint one director to the Board of Directors of Quotesmith (the "Zions Director").

(1)
Percentage interest calculations in this Statement are based upon Quotesmith having 4,958,232 outstanding shares of Common Stock on March 1, 2004, the date the Stock Purchase Agreement was entered into, as represented by Quotesmith in Section 2.3 of the Stock Purchase Agreement.

(2)
For purposes of the descriptions herein of the terms and conditions of the Investor Rights Agreement, the term "Zions" shall include Zions and its affiliates and their respective successors or any transferee or assignee of all of the Shares.

        As of the date of the filing of this Statement, no Holder has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. Bland, however, in the ordinary course of his business, expects to evaluate on an ongoing basis Quotesmith's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors as it deems appropriate. Accordingly, the Holders reserve the right to change their plans and intentions at any time, as they deem appropriate, subject to relevant legal restrictions and certain contractual restrictions described in Item 6 below.

ITEM 5. Interest in Securities of the Issuer.

        The information contained in Item 6 of this Statement is hereby incorporated by reference herein.

        (a)   As of the date of the filing of this Statement, the Holders beneficially own, pursuant to Rule 13d-3 of the Act, 2,356,445 shares of Common Stock, representing approximately 47.3% of the issued and outstanding Common Stock. As of the date of the filing of this Statement, Thoms beneficially owns, pursuant to Rule 13d-3 of the Act, 720,500 shares of Common Stock, representing approximately 14.5% of the issued and outstanding Common Stock.

        As of the date of the filing of this Statement, Zions does not own any shares of Common Stock. Upon the terms, and subject to the conditions set forth in the Stock Purchase Agreement, including, among other things, approval of the issuance and sale of the Shares to Zions by the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote, upon the consummation of the purchase of the Shares Zions will acquire 2,363,636 shares of Common Stock, representing approximately 32.3% of the issued and outstanding Common Stock. Because each of Bland and Thoms have agreed pursuant to the terms of the Investor Rights Agreement to vote their shares of capital stock of Quotesmith, and any shares of capital stock of Quotesmith for which they have voting rights, to elect the Zions Director, Bland, Zions and Thoms may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Bland disclaims the existence of a group with Zions and Thoms, and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Bland that such a group exists.

        (b)   The Holders will have the sole power to dispose or direct the disposition of all of the Shares. Bland disclaims beneficial ownership of any shares of Common Stock or other securities beneficially owned by Zions or Thoms, and the filing of this Statement and the information contained herein shall not be construed as an admission that Bland is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such shares of Common Stock or other securities.

        Thoms' business address is 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561. Thoms is the Executive Vice President and Chief Operating Officer of Quotesmith.

        Zions business address is One South Main Street, Suite 1138, Salt Lake City, Utah 84111.

        During the past five years, to the knowledge of Bland, no directors nor executive officers of Zions, has, nor has Thoms (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Each of those individuals is a citizen of the United States.

        (c)   Except as described above and in any statement, no Holder has, nor to the knowledge of the Holders, Zions has not effected any transactions in the securities of Quotesmith during the past 60 days.

        (d)   Not applicable.

        (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

        Subject to the terms and conditions set forth in the Stock Purchase Agreement, Zions has agreed to purchase from Quotesmith 2,363,636 shares of Common Stock for an aggregate purchase price of $13,000,000. The closing of the purchase of the shares is subject to customary closing conditions, including, among other things, approval of the issuance and sale of the shares to Zions by the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote.

        The Stock Purchase requires Quotesmith (1) to obtain Zion's consent prior to taking actions or entering into transactions outside the ordinary course of business, (2) to take all necessary corporate action to permit the closing of the purchase of the Shares, and (3) to take necessary or appropriate actions to assist and cooperate with Zions to permit the consummation of the purchase of the Shares. The description of the Stock Purchase Agreement in this Statement is subject to, and qualified in its entirety by, the full text of the Stock Purchase Agreement, which is hereby incorporated by reference herein.

Investor Rights Agreement

        In connection with the execution of the Stock Purchase Agreement, Quotesmith, Zions, Bland and Thoms entered into the Investor Rights Agreement, dated as of March 1, 2004 (the "Investor Rights Agreement"). A description of the material terms of the Investor Rights Agreement is set forth below. The description of the Investor Rights Agreement in this Statement is subject to, and qualified in its entirety by, the full text of the Investor Rights Agreement, which is hereby incorporated by reference herein.

Registration Rights

        Quotesmith has agreed that under certain circumstances set forth in more detail in the Investor Rights Agreement it will register under the Securities Act of 1933, as amended (the "Securities Act") the shares of Common Stock purchased by Zions pursuant to the Stock Purchase Agreement and any shares of Common Stock issued (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of such shares of Common Stock.

Preemptive Rights

        Subject to the terms and conditions specified in the Investor Rights Agreement and for so long as Zions holds shares representing at least 40% of the shares of Common Stock purchased by it pursuant to the Stock Purchase Agreement, Quotesmith grants to Zions a preemptive right to subscribe for future issuances and sales by Quotesmith of any shares of, or securities convertible into or exercisable or exchangeable for any shares of, any class or series of its capital stock other than certain issuances of employee stock options or purchases of Common Stock under Quotesmith's employee stock purchase plan or offerings of securities pursuant to an effective registration statement under the Securities Act. In accordance with the procedures set forth in the Investor Rights Agreement, Zions may elect to purchase or obtain up to that portion of the shares of Common Stock to be offered which equals the proportion that the number of shares of Common Stock issued and held, or issuable upon conversion or exercise of any other security then held, by Zions bears to the total number of shares of Common Stock of Quotesmith then outstanding on a fully diluted basis.

Tag Along Rights

        Subject to the terms and conditions specified in the Investor Rights Agreement and for so long as Zions holds at least 40% of the shares of Common Stock purchased by it pursuant to the Stock Purchase Agreement, each of Bland and Thoms agrees that if at any time they propose to enter into an agreement (or substantially contemporaneous agreements, whether or not with the same or affiliated parties) to sell or otherwise dispose of for value Common Stock in one or more related transactions other than in one or more Exempt Transactions (as defined below), then Bland or Thoms, as the case may be, will provide Zions with the opportunity to participate proportionately in any such sale. An "Exempt Transaction" means any sale or other disposition by Bland and/or Thoms, taken as a whole which does not result in sales in excess of 200,000 shares of Common Stock in any three month period.

Zions Director

        Subject to the terms and conditions specified in the Investor Rights Agreement and for so long as Zions holds shares representing at least forty percent (40%) of the shares of Common Stock purchased by it pursuant to the Stock Purchase Agreement, each of Quotesmith, Bland, Thoms and Zions has agreed that (1) the number of directors on the Board of Directors of Quotesmith will be fixed at seven and (2) Zions will be entitled to nominate or appoint one director to the Board of Directors of Quotesmith. Each of Bland and Thoms has agreed to vote his shares of capital stock of Quotesmith, and any shares of capital stock of Quotesmith for which he has voting rights, in favor of the election of the Zions Director. As a condition of any transfer of their shares of capital stock (other than an Exempt Transaction), each of Bland and Thoms has agreed to cause any transferee of all or a portion of his shares of capital stock of Quotesmith to join and be subject to the terms and conditions of the Investor Rights Agreement. The Zions Director will be entitled to all of the rights and privileges of any other director, including without limitation: (i) subject to applicable Nasdaq Stock Market, Inc. listing requirements and applicable law, the opportunity to serve on any committee of the Board of Directors, (ii) the right to receive fees and compensation paid to directors, including for service on any committee, if applicable, and (iii) the reimbursement of all reasonable expenses incurred by the Zions Director in the fulfillment of his or her duties as a director. In the event the Zions Director resigns or is removed, with or without cause, the vacancy caused by such removal shall be filled only by Zions if, at the time of such resignation or removal, Zions continues to be entitled to nominate a director pursuant to the terms and conditions of the Investor Rights Agreement.

Required Board of Director Approvals

        For so long as Zions holds shares representing at least 40% of the Shares of Common Stock purchased by it pursuant to the Stock Purchase Agreement, the consent of the majority of the members of the Board of Directors of Quotesmith shall be required for Quotesmith or any of its subsidiaries to: (1) make any capital expenditures in excess of $500,000 in any single transaction or 115% of the amount approved for capital expenditures in the operating budget of Quotesmith for any fiscal year, (2) make any loan or advance, other than travel advances to employees in the ordinary course of business, (3) adopt any new or amend any existing employee benefit, severance, bonus or stock plan, or amend any outstanding grant or other agreement entered into in connection with any existing employee benefit, severance, bonus or stock plan, (4) engage in any transaction with any affiliate or officer, director or stockholder (or members of their immediate families), other than in the ordinary course of business and at arms length, (5) enter into any material contracts or commitments, (6) approve the annual operating and capital budget, or any amendments thereto or deviations therefrom, (7) establish board committees, (8) waive any material rights or consent to settle any material litigation, (9) institute litigation or similar proceedings outside the ordinary course of business or (10) make decisions to employ or terminate Quotesmith's senior executives and fix their compensation.

        For so long as Zions holds shares representing at least 40% of the Shares of Common Stock purchased by it pursuant to the Stock Purchase Agreement, the consent of 75% of the members of the Board of Directors of Quotesmith shall be required for Quotesmith or any of its subsidiaries to: (1) authorize, issue or sell any equity security, subject to certain exceptions, (2) increase the aggregate authorized number of shares of Common Stock or any other class or series of common stock or preferred stock, (3) enter into any agreement with any holder of any securities of Quotesmith giving such holder the right to require Quotesmith to initiate any registration of Quotesmith's securities under the Securities Act, (4) repurchase or redeem any of its securities other than on a pro rata basis amongst all securities of the same class being repurchased or redeemed, (5) merge, combine or consolidate with or purchase all or substantially all of the securities of, any person or entity or purchase all or substantially all of the assets and properties of or otherwise acquire, all or any portion of, any person or entity, for consideration in an amount, which when combined with all other such transactions in any fiscal year, exceeds $5,000,000, (6) merge, combine or consolidate with any person in which it is not the surviving entity or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its assets, (7) sell or dispose of businesses or assets in excess of $1,000,000 in any fiscal year, (8) alter or change materially and adversely the rights of holders of Common Stock, (9) incur indebtedness or guarantees in excess of $2,500,000 individually or $5,000,000 in the aggregate, (10) amend or propose to amend its certificate of incorporation or by-laws, (11) liquidate or dissolve, effect any recapitalization or reorganization, or any stock split or reverse stock split, (12) engage in any other business other than that business currently engaged in by it or (13) declare any dividends or distributions.

Standstill Provisions

        Without the prior consent of the majority of the members of the Board of Directors of Quotesmith, Zions and its affiliates may not, prior to March 1, 2005, (1) acquire or offer to acquire or agree to acquire from any person or entity, directly or indirectly, by purchase or otherwise (except in connection with (i) a stock split, reverse split or other reclassification or reorganization affecting the Common Stock generally or (ii) a stock dividend or other pro rata distribution by Quotesmith to holders of its outstanding Common Stock) any Common Stock or shares of capital stock exchangeable or convertible into Common Stock or any assets of Quotesmith; (2) initiate, propose or otherwise cause a special meeting of the stockholders of Quotesmith to elect directors of Quotesmith; (3) deposit any Common Stock into a voting trust, or, other than as contemplated by the Investor Rights Agreement, subject any Common Stock to any agreement or arrangement with respect to the voting of any Common Stock; (4) other than with respect to the Zions Director, seek, encourage or support either alone or in connection with others the election of members to the Board of Directors of Quotesmith except as nominated by the Nominating Committee of the Board of Directors of Quotesmith, or seek the removal of any member of the Board of Directors of Quotesmith; (5) request Quotesmith (or its directors, officers, employees or agents) to amend, waive or modify any of the standstill provisions in the Investor Rights Agreement; (6) make, or in any way participate in any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of Quotesmith; (7) make any public announcement with respect to, or publicly submit a proposal for or offer of, any extraordinary transaction involving Quotesmith or its securities or assets; (8) form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Act) in connection with any of the foregoing.

Right of First Refusal

        If at any time either Bland or Thoms desires to transfer (other than a transfer constituting an Exempt Transaction) any or all of his shares of Common Stock, he must give written notice of such proposed transfer to Zions setting forth the terms and conditions of such transfer and Zions may, by notice in writing to him, within 20 days after the receipt of such written notice elect in writing to purchase any or all of the shares of Common Stock proposed to be sold by him at the price specified in the written notice of such proposed transfer.

        Subject to certain exceptions, for so long as there shall continue to be a Zions Director on the Board of Directors of Quotesmith, if at any time Zions desires to transfer any or all of its Shares of Common Stock to certain identified parties, Zions shall give written notice of such proposed transfer to each of Quotesmith, Bland and Thoms. For a period of 10 days after receipt of such written notice (the "Company Option Period"), Quotesmith may elect in writing to purchase any or all of the Shares of Common Stock proposed to be sold by Zions at the price specified in the written notice of such proposed transfer. If Quotesmith does not elect to purchase all of the shares of Common Stock proposed to be sold by Zions, or exercises such right with respect to a portion of the shares of Common Stock proposed to be sold by Zions, then for a period of 10 days commencing on the earlier of (i) the date, if any, that Zions notifies each of Bland and Thoms in writing that Quotesmith has determined either not to exercise such right of purchase or to exercise such right only with respect to a portion of the shares of Common stock proposed to be sold by Zions and (ii) the expiration of the Company Option Period, each of Bland an Thoms shall have the right to purchase, on a pro rata basis, all or any portion of the shares of Common Stock proposed to be sold by Zions not so elected to be purchased by Quotesmith, at the price specified in the written notice of such proposed transfer.

Line of Business

        Without the prior written consent of Zions, Quotesmith has agreed not to engage in any business other than that business currently engaged in by it.

        All descriptions of the Stock Purchase Agreement herein are qualified in their entirety by the full text of the Stock Purchase Agreement, which is hereby incorporated by reference herein. All descriptions of the Investor Rights Agreement herein are qualified in their entirety by the full text of the Investor Rights Agreement, which is hereby incorporated by reference herein.

        Except as set forth herein or in the exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1:	Stock Purchase Agreement, dated as of March 1, 2004, by and between Quotesmith.com, Inc. and Zions Bancorporation (incorporated by reference to Exhibit 99.1 of Quotesmith's Current Report on Form 8-K filed on March 5, 2004).
Exhibit 2:
Investor Rights Agreement, dated as of March 1, 2004, by and among Quotesmith.com, Inc., Zions Bancorporation, Robert S. Bland and William V. Thoms (incorporated by reference to Exhibit 99.2 of Quotesmith's Current Report on Form 8-K filed on March 5, 2004).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ROBERT S. BLAND Robert S. Bland
/s/ MAUREEN A. BLAND Maureen A. Bland
Southcote Partner, L.P.
By:	/s/ ROBERT S. BLAND Robert S. Bland
Its:	General Partner

Dated March 15, 2004

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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  ITEM 1. Security and Issuer.
  ITEM 2. Identity and Background.
  ITEM 3. Source and Amount of Funds or Other Consideration.
  ITEM 4. Purpose of Transaction.
  ITEM 5. Interest in Securities of the Issuer.
  ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  ITEM 7. Material to be Filed as Exhibits.
SIGNATURE